UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-27106

                           NOTIFICATION OF LATE FILING

(Check One):  |_| Form 10-K      |_| Form 11-K     |_| Form 20-F  |X| Form 10-Q
              |_| Form N-SAR     |_|  Form N-CSR

                  For Period Ended: December 31, 2006

         |_|      Transition Report on Form 10-K
         |_|      Transition Report on Form 20-F
         |_|      Transition Report on Form 11-K
         |_|      Transition Report on Form 10-Q
         |_|      Transition Report on Form N-SAR

      For the Transition Period Ended: _________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:________________________


PART I - REGISTRANT INFORMATION

Full name of registrant:  Viseon, Inc.
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Former name if applicable:
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Address of principal executive office (street and number):
P.O. Box 797722, Dallas, TX 75379-7722
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City, state and zip code:
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PART II - RULES 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

|X|   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
      Form 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c)   The accountant's statement or other exhibit required by Rule
      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

      The registrant could not file the referenced Form 10-Q in a timely manner because registrant's management and its independent public accountants, which were recently appointed by the registrant on February 2, 2007, require additional time to verify certain data being derived from the registrant's books and records and from third parties, which data is to be incorporated into the registrant's financial statements. The registrant is unable to eliminate the need for additional time without unreasonable effort or expense.

PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

         Brian R. Day              (972)                      220-1507
         ------------            ---------                ---------------
             Name                Area Code                Telephone Number


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |_| Yes |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                  Viseon, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 14, 2007               By: /s/ Brian R. Day
                                       -----------------------------------------
                                       Printed Name: Brian R. Day
                                       Title: Chief Financial Officer




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